SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184499 10 1

(CUSIP Number)

Boone Pickens

(Names of Reporting Persons)

Robert L. Stillwell

BP Capital, L.P.

8117 Preston Road, Suite 260

Dallas, Texas 75225

Telephone: (214) 265-4165

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499 10 1

(1)	Name of reporting person S.S. or I.R.S. Identification No. of Above Person BOONE PICKENS
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* AF
(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 25,509,720
	(8)	Shared voting power 0
	(9)	Sole dispositive power 25,509,720
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 25,509,720
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 28.9%
(14)	Type of reporting person IN

SCHEDULE 13D

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007, as amended by Amendment No. 1 filed on September 26, 2008, Amendment No. 2 filed on January 29, 2010, Amendment No. 3 filed on June 7, 2011, Amendment No. 4 filed on September 9, 2011 and Amendment No. 5 filed on January 4, 2012 (collectively, the “Schedule 13D”), on behalf of Boone Pickens (the “Reporting Person) and Madeleine Pickens. Prior to this Amendment, the Schedule 13D was filed as a joint statement by Boone Pickens and Madeleine Pickens pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment is filed by Boone Pickens only, for the reasons described below. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer

Unchanged.

Item 2.	Identity and Background

Prior to this Amendment, the Schedule 13D was filed jointly by Boone Pickens and Madeleine Pickens, and such persons may have been deemed to constitute a group. On November 9, 2012, Boone Pickens and Madeleine Pickens were divorced. As a result, the joint filing agreement between them has been terminated and any such group that may have been deemed to exist has been disbanded.

(a) This statement is filed by the Reporting Person, Boone Pickens.

(b) The principal business address of the Reporting Person is 8117 Preston Road, Suite 260, Dallas, Texas 75225.

(c) The principal business of the Reporting Person is to serve as Chairman and Chief Executive Officer of BP Capital, L.P. The principal business address of BP Capital, L.P. is 8117 Preston Road, Suite 260, Dallas, Texas 75225. The Reporting Person is also a director of the Company.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Unchanged.

Item 4.	Purpose of Transaction

Unchanged.

Item 5.	Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 25,509,720 shares of Common Stock (which includes 620,000 shares of Common Stock issuable upon the exercise of stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan and 6,750,000 shares of Common Stock issuable upon the exercise of the New Options held by the Reporting Person (all of which are currently exercisable), constituting approximately 28.9% of the shares of Common Stock outstanding.

The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the Reporting Person is based on 88,170,153 shares outstanding, which is the total of the 87,550,153 shares of Common Stock outstanding as of October 29, 2012 reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 9, 2012, plus the number of shares issuable upon exercise of the stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan. Such total does not include shares issuable upon exercise of the New Options, which were granted by persons other than the Company.

(b) The Reporting Person has sole voting and sole dispositive power over all of the 25,509,720 shares of Common Stock beneficially owned by him. Of these shares, 18,139,720 shares are owned directly by him, 620,000 shares are issuable to him upon the exercise of stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan, and 6,750,000 shares are issuable to him upon the exercise of the New Options.

Section (c) of Item 5 is hereby amended by adding the following.

(c) On November 9, 2012, in a privately negotiated transaction in connection with the divorce described above, the Reporting Person purchased 100,000 shares of Common Stock at $13.50 per share from a foundation associated with Madeleine Pickens.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the divorce described above, the Reporting Person agreed with Madeleine Pickens that if she does not sell or cause to be sold any of the 1,550,000 shares that she owned at the time of the divorce for one year from the date of the divorce, he will guarantee her a minimum value of $14.00 per share provided the shares are held for such one year. Mark to market value for this purpose will be calculated by averaging the high and low sales prices at which the stock is traded on such date. Her right to such indemnity shall expire one year from the date of the divorce. However, the guarantee will not apply if the shares trade at or above $14.00 per share for five or more consecutive days.

Item 7.	Material to Be Filed as Exhibits

The following is filed as an exhibit with this Amendment:

99.17	Agreement dated November 9, 2012 by and between the Reporting Person and Madeleine Pickens terminating the Joint Filing Agreement dated December 13, 2007 between them (filed as Exhibit 99.2 hereto).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

By:	/s/ Boone Pickens
Name: Boone Pickens

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